COBHAM

RECEIVED

2007 OCT 15 P 4:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20652

5th October 2007



07027212

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 24 September 2007 relating to Holding(s) in Company.
2. Stock Exchange announcement dated 01 October 2007 relating to Interim Results viewing.
3. Stock Exchange announcement dated 01 October 2007 relating to Holding(s) in Company.
4. Stock Exchange announcement dated 03 October 2007 relating to Director/ PDMR Shareholding.
5. Stock Exchange announcement dated 03 October 2007 relating to Total Voting Rights.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

J M Pope
Company Secretary/Solicitor



Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	16:52 03-Oct-07
Number	1000F

RNS Number:1000F
Cobham PLC
03 October 2007

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,134,539,278 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,134,539,278.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END



Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	15:02 03-Oct-07
Number	0847F

RNS Number:0847F
Cobham PLC
03 October 2007

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

G F Page

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP re-investment: 248 - General PEP, 54 - SC PEP (97/98), 70 - SC PEP (95/96)

7) Number of shares/amount of stock acquired

372

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.937

13) Date of transaction

1st October 2007

14) Date company informed

2nd October 2007

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 882020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 3rd October 2007 ....

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:27 01-Oct-07
Number	8800E

RNS Number:8800E
Cobham PLC
01 October 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

COBHAM PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

AVIVA PLC & ITS SUBSIDIARIES

4. Full name of shareholder(s) (if different from 3.) (iv):

REGISTERED HOLDER:

BNY NORWICH UNION NOMINEES LIMITED	12,502,706*
CHASE GA GROUP NOMINEES LIMITED	30,708,112*
CHASE NOMINEES LIMITED	3,193,517*
CUIM NOMINEE LIMITED	10,303,736*
VIDACOS NOMINEES LIMITED	203,529*

* DENOTES DIRECT INTEREST

CHASE NOMINEES LIMITED	2,725,325
CUIM NOMINEE LIMITED	1,796,688

VIDACOS NOMINEES LIMITED 502,049

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

27 SEPTEMBER 2007

6. Date on which issuer notified:

28 SEPTEMBER 2007

7. Threshold(s) that is/are crossed or reached:

4% TO 5% CHANGE AT DIRECT INTEREST LEVEL

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORDINARY SHARES GB00B07KD360	58,936,348	58,936,348

Class/type of shares if possible using the ISIN CODE	Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY SHARES GB00B07KD360	56,911,600	56,911,600	5,024,062	5.02%	0.44%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)

61,935,662 5.46%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

SEE SECTION 4

Proxy Voting:

10. Name of the proxy holder:

SEE SECTION 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

FIGURES ARE BASED ON A TOTAL NUMBER OF VOTING RIGHTS OF 1,134,539,278

14. Contact name:

NEIL WHITTAKER

15. Contact telephone number:

01603 684420

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when

the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-

for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

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Company	Cobham PLC
TIDM	COB
Headline	Doc re. Interim Results
Released	11:57 01-Oct-07
Number	8626E

RNS Number:8626E
Cobham PLC
01 October 2007

Cobham plc

Interim results

The company's interim report has been sent to the UK Listing Authority's document viewing facility pursuant to LR 9.6.1R.

J M Pope
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	16:19 24-Sep-07
Number	3850E

RNS Number:3850E
Cobham PLC
24 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cobham plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	14,388,649*
Chase GA Group Nominees Limited	27,469,655*
Chase Nominees Limited	2,767,604*
CUIM Nominee Limited	9,315,384*
Vidacos Nominees Limited	203,529*

* denotes direct interest

Chase Nominees Limited	2,492,790

CUIM Nominee Limited	1,796,688
Vidacos Nominees Limited	502,049

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

20 September 2007

6. Date on which issuer notified:

24 September 2007

7. Threshold(s) that is/are crossed or reached:

4% to 5% Change at Combined Interest Level.

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares		
GB00B07KD360	56,711,348	56,711,348

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares					
GB00B07KD360	54,144,821	54,144,821	4,791,527	4.77%	0.42%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
58,936,348	5.19%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 1,134,539,278

14. Contact name:

Neil Whittaker

15. Contact telephone number:

01603 684420

This information is provided by RNS
The company news service from the London Stock Exchange

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should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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